Exhibit (a)(5)(B)

Questions & Answers about the CVPS Stock Buyback

Important message from Bob Young:

This morning we announced that we have commenced our previously announced tender offer for the company's stock.  The tender offer is scheduled to expire at 5 p.m., Eastern Standard Time, on Wednesday, March 15, 2006, unless extended by the company.

Many of our employees are also shareholders, either owning shares directly or through the 401(k) plan, and have asked numerous questions.  Due to Security and Exchange Commission regulations, we cannot provide any information to employees if it is not readily available to shareholders in general.  Following are answers to some specific questions employees have raised about their eligibility to participate in the buyback that we can answer.

Please note that neither CVPS nor its Board of Directors makes any recommendation to shareholders as to whether they should tender or refrain from tendering their shares or as to the price or prices at which they may choose to tender their shares. If you are a shareholder, you must make your own decision as to whether to tender shares and, if so, how many shares to tender and the price or prices at which to tender shares. In so doing, you should read carefully the information in the offer to purchase and in the letter of transmittal, including the company's reasons for making the tender offer.

Why is CVPS buying back stock?
As you may recall, CVPS received $52.2 million (after-tax) as proceeds from the recent sale of Catamount Energy. This is a significant sum of cash for our company and the CVPS Board of Directors wanted to use it to directly benefit shareholders, as well as the company, since shareholder money had been used in years past to make investments in Catamount. The Board selected a stock buyback as the option they believed would be the best method to provide value to shareholders and serve the long-term interests of the company.

To the extent that the company uses less than $50,625,000 to repurchase shares in the tender offer, the Board of Directors may consider other means of returning funds to shareholders, including but not limited to open market purchases of common stock or a special dividend.

How will CVPS's stock buyback program work?
CV's Board of Directors has decided to conduct a "reverse Dutch auction." That means they will consider offers from shareholders to sell their stock within a range of prices. The range set by the Board of Directors is $20.50 to $22.50 per share.

The purchase price for shares tendered in the buyback will be the lowest price at which the company can purchase up to 2,250,000 shares within the specified price range.

After the deadline for offers from shareholders passes on March 15, 2006, the Board of Directors will determine the actual price it will pay for the shares within the specified range.

How do I know if I am eligible to participate in the stock buyback?
All CVPS shareholders, including employees who are shareholders, are eligible to participate in the stock buyback.

Are employees who own CVPS stock through the 401(k) plan eligible to participate in the buyback?
Yes. Employees who own stock through the company's 401(k) plan are eligible to participate in the stock buyback. It is important to note, however, that shareholders owning stock through the 401(k) plan and wishing to participate in the buyback will be subject to the procedures outlined in a letter from the plan administrator (Fidelity Investments).  If you are one of such shareholders, the letter will be sent to you shortly.

The stock buyback seems complicated. How can I learn more about the details of the buyback?
All CVPS shareholders, including employees who are shareholders, will receive an offer to purchase, which will be mailed very soon. This information is very detailed and explains the rules and process governing the stock buyback. If you receive conflicting information about the buyback, the explanation in the offer to purchase will control.

Who can I talk to if I have questions?
Shareholders with questions about the buyback should contact the information agent, Morrow & Co.  Morrow's contact information will be clearly printed on the back cover of the offer to purchase, but they can be reached at (800) 607-0088.

Is there anyone at CVPS I can talk to if I have questions about whether to participate in the buyback?
CVPS employees who were involved in the buyback process are not authorized to help any shareholder decide whether to participate in the buyback. However, Morrow & Co. will be able to help answer any questions shareholders may have about the buyback.

The company has not authorized any person to make any recommendation on its behalf as to whether shareholders should tender or refrain from tendering shares in the tender offer. We have not authorized any person to give any information or to make any representation in connection with the tender offer other than Morrow & Co., the information agent. If given or made, shareholders must not rely upon any such information or representation as having been authorized by the company.